TRIGEN ENERGY CORPORATION
                                 One Water Street
                               White Plains, NY 10601

                               Phone:  914/286-6628
                               Fax  :   914/948-9157

NEWS RELEASE                       CONTACT:  Susan Odiseos
FOR IMMEDIATE RELEASE              Director of Corporate Communications
                                   (914) 286-6628
__________________________________________________________________
                    TRIGEN ENERGY TO ACQUIRE POWER SOURCES INC.
              Owner/Operator of Industrial Energy Plants in Southeast

          White Plains, N.Y., December 15, 1997 - Trigen Energy Corporation (NYSE symbol: TGN) has signed an agreement to acquire privately-held Power Sources Inc. (PSI), a biomass-to-energy power plant developer and operator headquartered in Charlotte, North Carolina. PSI had revenues of $17.9 million for its fiscal year ended June 30, 1997. Trigen indicated that the acquisition, expected to close next month, has a purchase value of approximately $40 million and would be immediately accretive to earnings per share.

     PSI was founded in 1985 and specializes in supplying steam to industrial customers produced from biomass fuels including wood residues, rice hulls and paper sludge. The plants they have developed and operate currently supply steam to seven industrial facilities in North Carolina, South Carolina, Mississippi and Tennessee, a region not now served by Trigen. PSI's customers include some of the largest industrial companies in the United States.

     Thomas R. Casten, president and CEO of Trigen commented, "The PSI acquisition will add four states to the 15 locations Trigen already serves and increases the number of Trigen plants from 26 to 33. PSI will operate as a subsidiary of Trigen with no personnel changes anticipated."

     "Like Trigen, PSI is focused on growth. It has added five new industrial customers over the same number of years, and we expect this growth to continue. Both Trigen and PSI have proven expertise in providing thermal energy to industrial facilities. PSI's use of biomass fuels is consistent with Trigen's goals of reducing the use of fossil fuel for energy production and lowering CO2 emissions to help mitigate global warming. PSI's expertise will help Trigen improve biomass operations at our Prince Edward Island plant in Canada and enhance the design of the recently announced wood waste plant to serve Northern State Power and District Energy St. Paul. We are delighted to gain access to the knowledge PSI has developed to lower the cost of steam generation and to benefit from their broad experience with renewable energy. Our similar goals and strategies for dispersed energy production fit hand in glove with each other."

     PSI president, Gerald Caughman, said, "With Trigen's focus on thermal sciences and its financial strength, we look forward to continued growth of our industrial customer base. We welcome the opportunity to apply Trigen's experience in all energy production areas, particularly the combined production of heat and power."

          Trigen, the leading thermal sciences company in North America, develops, owns and operates commercial and industrial energy systems. Trigen uses its expertise in thermal engineering and proprietary cogeneration processes to convert fuel to thermal energy and electricity at more efficient conversion rates than conventional processes. Trigen combines heat and power generation, producing electricity as a by-product, for use in its facilities and for sale to customers. The Company presently serves more than 1,500 customers with energy produced at 26 plants in 15 locations, including industrial plants, electric utilities, commercial, office and government buildings, colleges and universities, hospitals, residential complexes and hotels.